                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             Westfield America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   959910 10 0
             -------------------------------------------------------
                                 (CUSIP Number)

                              Robert P. Bermingham
                           c/o Westfield America, Inc.
                            11601 Wilshire Boulevard
                                   12th Floor
                              Los Angeles, CA 90025
                                 (310) 478-4456
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 19, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on the following pages)

CUSIP No. 959910 10 0                  13D                    Page 2 of 17 Pages



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Westfield Holdings Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC, BK

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
--------------------------------------------------------------------------------
                   7        SOLE VOTING POWER

  NUMBER OF                 0
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER
  OWNED BY
    EACH                    62,684,430
  REPORTING        -------------------------------------------------------------
   PERSON          9        SOLE DISPOSITIVE POWER
    WITH
                            0
                   -------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            62,684,430
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         62,684,430

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         79.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

CUSIP No. 959910 10 0                  13D                    Page 3 of 17 Pages



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Westfield Corporation, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC, BK

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                   7        SOLE VOTING POWER

  NUMBER OF                 4,564,210
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER
  OWNED BY
    EACH                    0
  REPORTING        -------------------------------------------------------------
   PERSON          9        SOLE DISPOSITIVE POWER
    WITH
                            4,564,210
                   -------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,564,210

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

CUSIP No. 959910 10 0                  13D                    Page 4 of 17 Pages



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Westfield American Investments Pty. Limited

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC, BK

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
--------------------------------------------------------------------------------
                   7        SOLE VOTING POWER

  NUMBER OF                 8,666,462
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER
  OWNED BY
    EACH                    0
  REPORTING        -------------------------------------------------------------
   PERSON          9        SOLE DISPOSITIVE POWER
    WITH
                            8,666,462
                   -------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,666,462

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.9%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

CUSIP No. 959910 10 0                  13D                    Page 5 of 17 Pages



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Westfield America Management Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Other -- See Item 3 of Statement

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
--------------------------------------------------------------------------------
                   7        SOLE VOTING POWER

  NUMBER OF                 0
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER
  OWNED BY
    EACH                    49,453,758
  REPORTING        -------------------------------------------------------------
   PERSON          9        SOLE DISPOSITIVE POWER
    WITH
                            0
                   -------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            49,453,758
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         49,453,758

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         62.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

                                                              Page 6 of 17 Pages


                            Statement on Schedule 13D

         The Reporting Persons (as defined below in Item 2) are together making this filing because they may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), issued by Westfield America, Inc., a Missouri corporation (the "Company"), which has its principal executive office at 11601 Wilshire Boulevard, 12th Floor, Los Angeles, CA 90025.

Item 2.  Identity and Background.

         (a) Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship or place of organization, respectively, of the persons filing this Schedule 13D (the "Reporting Persons" and individually a "Reporting Person").

         The following persons are directors or executive officers of Westfield Holdings Limited ("WHL"):

                  Frank P. Lowy
                  David H. Lowy
                  David M. Gonski
                  Frederick G. Hilmer
                  Steven M. Lowy
                  Peter S. Lowy
                  Stephen P. Johns
                  Robert A. Ferguson
                  Maria C. Spender
                  Dean R. Wills

                                                              Page 7 of 17 Pages


         The following persons are directors or executive officers of Westfield Corporation, Inc. ("WCI"):

              Frank P. Lowy
              Richard E. Green
              Peter S. Lowy
              Mark Stefanek
              Robert Bermingham
              Dimitri Vazelakis
              Peter Koenig

         The following persons are directors or executive officers of Westfield American Investments Pty. Limited ("Pty"):

              Frank P. Lowy
              David H. Lowy
              Steven M. Lowy
              Peter S. Lowy
              Stephen P. Johns

         The following persons are directors or executive officers of Westfield America Management Limited ("WAM"):

              Frank P. Lowy
              David H. Lowy
              David M. Gonski
              Frederick G. Hilmer
              Steven M. Lowy
              Peter S. Lowy
              Stephen P. Johns
              Robert A. Ferguson
              Maria C. Spender
              Dean R. Wills

         WCI, WAM and Pty are each wholly-owned subsidiaries of WHL.

         (b)  The business address for each of the following persons listed in
Item 2, is c/o WHL, Level 24 Westfield Towers, 100 William Street, Sydney, NSW 2011, Australia:

              WHL, Pty, WAM, Messrs. Johns, Frank P. Lowy, David H. Lowy and Steven M. Lowy.

                                                              Page 8 of 17 Pages


         The business address for each of the following persons listed in Item 2 is 11601 Wilshire Boulevard, Los Angeles, CA 90025:

              WCI, Messrs. Green, Stefanek, Bermingham, Vazelakis and Koenig and Mr. Peter S. Lowy.

         The business address for Mr. Hilmer is c/o Port Jackson Partners Limited, Level 29, 50 Bridge Street, Sydney, New South Wales 2000.

         The business address for Mr. Ferguson is c/o Bankers Trust Australia Limited, Level 15, The Chifly Tower, 2 Chifly Square, Sydney, New South Wales 2000.

         The business address for Mr. Wills is c/o Coca Cola Amatil Limited, 71-79 Macquarie Street, Sydney, New South Wales 2000.

         The business address for Ms. Spender is c/o Carlo Zampatti Pty. Limited, 437 Kent Street, Sydney, New South Wales 2000.

         (c) WHL, with its subsidiaries, is an international developer, builder and manager of shopping centers and manager and adviser to public real estate investment entities.

         WCI, with its subsidiaries, is a developer, builder and manager of shopping centers and manager and adviser to public real estate investment entities in the U.S.

         Pty is an investment holding company for various investments held by WHL and its subsidiaries.

         WAM manages Westfield America Trust ("WAT"), an Australian public property trust.

         Messrs. Green, Stefanek, Bermingham, Vazelakis, Koenig and Peter S. Lowy are employed by WCI, 11601 Wilshire Boulevard, Los Angeles, CA 90025.

         Frank P. Lowy is Chairman of the Board of WHL. Messrs. Johns, David H. Lowy and Steven M. Lowy are employed by WHL. Mr. Gonski is a principal of Wentworth Associates Pty. Limited, which provides corporate advisory services, Level 38, MLC Center, Sydney, New South Wales, 2000 Australia. Mr. Hilmer is Professor of Business Studies at the Australian Graduate School of Management, University of New South Wales, Botany Street, Randwick, Sydney, New South Wales 2031. Mr. Ferguson is Managing Director of Bankers Trust Australia Limited, an Australian merchant bank, Level 15, The Chifly Tower, 2 Chifly Square, Sydney, New South Wales 2000. Mr. Wills is Non-Executive Chairman of Coca Cola Amatil Limited, a corporation, 71-79 Macquarie Street, Sydney, New South Wales 2000. Ms. Spender is Executive Chairman of Carlo Zampatti Pty. Limited, a fashion designer and retail corporation, 437 Kent Street, Sydney New South Wales 2000.

         (d) No person listed in Item 2 of this Statement on Schedule 13D has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No person listed in Item 2 of this Statement on Schedule 13D has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

                                                              Page 9 of 17 Pages


federal or state securities laws or finding any violation in respect to such laws.

         (f) All natural persons listed in Item 2 of this Statement on Schedule 13D are citizens of Australia, except that Messrs. Green, Stefanek, Bermingham, Vazelakis and Koenig are citizens of the U.S. WHL, WAM and Pty are organized under the laws of Australia. WCI is organized under the laws of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

         WAM may be deemed solely for purposes of U.S. securities laws to share beneficial ownership of the Common Stock owned by Perpetual Trustee Company Limited (the "WAT Trustee"), as Trustee of WAT. WAM disclaims beneficial ownership of such shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters. In July 1996, the WAT Trustee purchased an aggregate of 19,631,543 shares of Common Stock of the Company and a warrant (the "1996 WAT Warrant") to purchase 6,246,096 shares of such Common Stock for cash consideration in the amount of $314.3 million and WAT's agreement to issue certain ordinary options and special options to the Company or certain of its shareholders. In July 1996, the WAT Trustee also acquired 11,711,427 shares of Common Stock in exchange for units in WAT and cash consideration of $130.5 million. In January 1997, the WAT Trustee purchased 8,151,155 shares of Common Stock of the Company for cash consideration of $130.5 million. The cash consideration for the above transactions was obtained by the WAT Trustee from a public offering of WAT units and the placement of units in WAT. In May 1997, the WAT Trustee acquired 1,623,985 shares of Common Stock in exchange for units in WAT upon the exercise of certain of the ordinary options issued by WAT, and was issued an additional warrant (the "1997 WAT Warrant") to purchase 2,089,552 shares of Common Stock for cash consideration of $2,528,358 from cash on hand and the sale of options to third parties.

         WCI purchased (i) in December 1995, 2,264,210 shares of the Common Stock of the Company for cash consideration of $36,250,000 and (ii) on May 21, 1997, 2,300,000 shares of the Common Stock for cash consideration of $34,500,000, which funds were provided by available cash on hand and loans from National Australia Bank Limited.

         In February 1994, Pty purchased 6,402,252 shares of the Common Stock of the Company for cash consideration. In December 1995, Pty purchased 2,264,210 shares of the Common Stock of the Company for cash consideration of $36,250,000.

                                                             Page 10 of 17 Pages


Item 4.  Purpose of Transaction.

         WAM may be deemed solely for purposes of U.S. securities laws to share beneficial ownership of the Common Stock held by the WAT Trustee. WAM disclaims beneficial ownership of such shares. WHL may be deemed solely for purposes of U.S. securities laws to share beneficial ownership of the Common Stock beneficially owned by each of the other Reporting Persons but disclaims beneficial ownership of such shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters. WAT is an Australian public property trust. Pty and WCI acquired the Common Stock held by them, respectively, to obtain and increase the equity interest of WHL in the Company. The WAT Trustee and WCI each acquired additional Common Stock in order to increase the equity interests of the WAT Trusteee and WHL, respectively, in the Company.

         The Reporting Persons do not have any plans or proposals which may relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company other than participation in any dividend reinvestment plan adopted by the Company;

         (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                                                             Page 11 of 17 Pages


         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Company.

         (a) Reference is made to rows (11) and (13) on the cover page for each Reporting Person.

        WAM may be deemed solely for purposes of U.S. securities laws to share beneficial ownership of the Common Stock held by the WAT Trustee. WAM disclaims beneficial ownership of such shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

        Messrs. Frank P. Lowy, David H. Lowy and Peter S. Lowy may be deemed solely for purposes of U.S. securities laws to beneficially own the securities deemed beneficially owned by WHL and by the WAT Trustee. The Messrs. Lowy disclaim beneficial ownership of such securities. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

        Messrs. Hilmer, Stefanek and Green own 16,000, 17,000 and 100,000 shares of Common Stock, respectively, each representing less than 1% of the outstanding Common Stock. Messrs. Frank P., David H., and Peter S. Lowy may be deemed solely for purposes of U.S. securities laws to beneficially own 600,000 shares of Common Stock owned by Cordera Holdings Pty. Limited ("Cordera"), which is approximately 0.8% of the outstanding Common Stock. The Messrs. Lowy disclaim beneficial ownership of such securities.

        To the extent Mr. Steven M. Lowy may be deemed solely for purposes of U.S. securities laws to beneficially own the securities deemed beneficially owned by WHL, the WAT Trustee or Cordera, Mr. Steven M. Lowy disclaims beneficial ownership of such shares.

         (b) WAM has shared power with the WAT Trustee to vote and dispose of all of the shares of Common Stock that are owned by the WAT

                                                             Page 12 of 17 Pages


Trustee. WCI and Pty each has sole power to vote and dispose of the shares of Common Stock referenced in rows (7) - (10) of their respective cover pages. The WAT Trustee is organized under the laws of Australia, has its business address at 1 Castlereagh Street, Level 7, Sydney, Australia, is a public property trust, and, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Messrs. Hilmer, Stefanek and Green each has sole power to vote and dispose of the shares of Common Stock they own. Cordera has sole power to vote and dispose of the shares of Common Stock it owns.

         (c) On May 19, 1997, the WAT Trustee acquired 1,623,985 shares of the Common Stock in exchange for units in WAT in a private transaction. On May 21, 1997, the WAT Trustee was issued by the Company the 1997 WAT Warrant (together with the 1996 WAT Warrant, the "WAT Warrants")to purchase 2,089,552 shares of the Common Stock for cash consideration of $2,528,358. On May 21, 1997, WCI acquired 2,300,000 shares of the Common Stock for cash consideration in the amount of $15.00 per share.

         On May 21, 1997, Messrs. Hilmer, Stefanek and Green acquired 16,000, 17,000 and 100,000 shares of Common Stock, respectively, in an initial public offering at a price of $15.00 per share. On May 21, 1997, Cordera acquired 600,000 shares of Common Stock for cash consideration in the amount of $15.00 per share.

         (d) Holders of WAT units will receive economic benefits from the Common Stock held by the WAT Trustee. WHL may be deemed solely for purposes of U.S. securities laws to own beneficially 28.5%, and each of Messrs. Frank P., David
H. and Peter S. Lowy, may be deemed to own beneficially 36.8%, 36.7% and 36.7%, respectively, of WAT units. The Messrs. Lowy each disclaims beneficial ownership of the WAT units. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

                                                             Page 13 of 17 Pages


         (e) Not applicable.

Item 6.  Contract Arrangements, Understandings or Relationships
         With Respect to Securities of the Company.

         WCI, WAM and Pty are each wholly-owned subsidiaries of WHL. Frank P. Lowy is the father of each of David H., Peter S. and Steven M. Lowy.

         Under the Trust Deed, dated March 28, 1996, as amended (the "Trust Deed") (i) the WAT Trustee has the power to vote certain shares of the Common Stock in its absolute discretion, except that the shares may be voted for the election of directors only as approved by the holders of WAT units, (ii) the WAT Trustee has the power to vote the remaining shares of the Common Stock as directed by WAM and (iii) the WAT Trustee and WAM share investment power over the shares of Common Stock owned by the WAT Trustee. Reference is made to the response to Item 5(b).

         Under the WAT Warrants, WAT has the right to purchase, at any time and from time to time, in whole or in part, (i) 6,246,096 shares of the Common Stock at an exercise price of $16.01 per share, subject to adjustment in certain events, which right will expire on July 1, 2016 and (ii) 2,089,552 shares of the Common Stock at an exercise price of $15.00 per share, subject to adjustment in certain events, which right will expire on May 21, 2017.

         Under the Investors Agreement, dated as of May 21, 1997, if WAT should elect to sell the WAT Warrants, WHL has a right of first refusal with respect thereto.



Item 7.  Materials to be Filed as Exhibits.

         Exhibit A      Joint Filing Agreement
         Exhibit B      Trust Deed
         Exhibit C      Investors Agreement
         Exhibit D      WAT Warrants

                                                             Page 14 of 17 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: May 29, 1997

                                  Westfield American Investments Pty.
                                  Limited



                                  By: /s/ Peter S. Lowy
                                     ------------------------
                                     Name: Peter S. Lowy
                                     Title: Managing Director

                                                             Page 15 of 17 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: May 29, 1997

                                       Westfield Holdings Limited



                                       By: /s/ Peter S. Lowy
                                          ------------------
                                          Peter S. Lowy
                                          Managing Director

                                                             Page 16 of 17 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: May 29, 1997

                                  Westfield America Management Limited



                                  By: /s/ Peter S. Lowy
                                     ------------------
                                     Peter S. Lowy
                                     Managing Director

                                                             Page 17 of 17 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: May 29, 1997

                                       Westfield Corporation, Inc.



                                       By: /s/ Peter S. Lowy
                                          ------------------
                                          Peter S. Lowy
                                          Vice President

                                EXHIBIT INDEX

         Item No.              Description
         --------              -----------

         Exhibit A          Joint Filing Agreement
         Exhibit B          Trust Deed
         Exhibit C          Investors Agreement
         Exhibit D          WAT Warrants